mR

SECUR 14046301 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 07 2014
Washington DC
405

SEC FILE NUMBER
8-65520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middlebury Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1043 Sheep Farm Road
(No. and Street)

Weybridge	VT	05453
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Sherman 802-458-0369
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Sherman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middlebury Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMET

MIDDLEBURY SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2013

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT	1 - 2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Subordinated Borrowings	5
Statement of Changes in Members' Equity (Deficit)	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 12
SUPPLEMENTAL SCHEDULES	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	13
Supplementary Report of Independent Auditors	14 - 15

SAMET

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members of
Middlebury Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Middlebury Securities, LLC (a Delaware partnership) (the "Company") as of December 31, 2013 and the related statements of operations, changes in subordinated borrowings, changes in members' deficit, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlebury Securities, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated in all material respects in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 27, 2014

MIDDLEBURY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$	7,471
Deposits with clearing organization		15,000
Commissions receivable		12,724
Marketable securities		2,586
Secured demand note receivable - member		237,500
Other assets		16,387
	$	291,668

LIABILITIES AND MEMBERS' DEFICIT

Accounts payable	$	12,758
Note payable - FINRA		225,800
Subordinated note payable - member		242,692
		481,250
Members' deficit		(189,582)
	$	291,668

See notes to financial statements

MIDDLEBURY SECURITIES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2013

Revenues:		
Commission income	$	699,671
Unrealized losses - securities		(52,526)
		647,145
Operating expenses:		
Commissions		428,836
Bad debt expense		386,700
Fines and penalties		325,000
Interest expense		5,192
Licenses and permits		15,556
Office supplies and expenses		13,921
Other expenses		4,954
Professional fees		205,771
Rent		21,200
Trade execution costs		104,292
Travel and entertainment		29,409
		1,540,831
Net loss	$	(893,686)

See notes to financial statements

MIDDLEBURY SECURITIES, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
Year Ended December 31, 2013

Subordinated borrowings at January 1, 2013	$	-
Increases:		
Issuance of subordinated note payable - member		237,500
Accrued interest		5,192
Subordinated borrowings at December 31, 2013	$	242,692

See notes to financial statements

MIDDLEBURY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
Year Ended December 31, 2013

Balance, January 1, 2013	$ 489,531
Member contributions	214,573
Net loss	(893,686)
Balance, December 31, 2013	$ (189,582)

MIDDLEBURY SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash flows from operating activities:	
Net loss	$ (893,686)
Adjustments to reconcile net loss to net cash used for operating activities:	
Non - cash interest expense	5,192
Non - cash fines and penalties	325,000
Changes in operating assets and liabilities:	
Commissions receivable	390,797
Marketable securities	80,726
Prepaid expenses	(16,388)
Accounts payable	(19,083)
Net cash used for operating activities	(127,442)
Cash flows from financing activities:	
Contributions from member	214,573
Payment of note payable - FINRA	(99,200)
Net cash provided by financing activities	115,373
Net decrease in cash during the year	(12,069)
Cash, beginning of year	19,540
Cash, end of year	$ 7,471

Schedule of non-cash investing and financing activities:

Subordinated note payable - member issued for a secured demand note receivable - member	$ 237,500

MIDDLEBURY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 1 **Organization and nature of business**

Middlebury Securities, LLC (the "Company") is a Delaware limited liability company. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company engages primarily in the private placements of securities. The company is located in Weybridge, Vermont and serves clients in the United States. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corp ("SIPC").

Note 2 **Summary of significant accounting policies**

Revenue recognition
Securities transactions and the related revenue and expenses, including commission revenues and expenses, are recorded on a trade-date basis.

Investment banking fees are recognized as earned based on completion and acceptance of the related contracts by the customer.

Commissions receivable
An allowance for doubtful accounts is maintained based on management's assessment of the collectability of commissions receivable. The Company includes commissions receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes no allowance for doubtful accounts is necessary as of December 31, 2013. Bad debt expense was $386,700 for the year ended December 31, 2013.

Investment securities
Security positions resulting from proprietary trading are reported at fair value in accordance with the fair value standards. Realized and unrealized gains and losses resulting from these transactions are included in earnings.

Income taxes
The members of the Company have elected to have the Company taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. All taxable income or losses and tax credits are reflected on the income tax returns of the members.

Note 2 **Summary of significant accounting policies (continued)**

Tax positions

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. If the Company incurs interest or penalties as a result of unrecognized tax benefits, the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company's federal and state income tax returns are generally open for examination for the past 3 years.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value

Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings (see Note 6). The Company's financial and nonfinancial assets reflected in the financial statements at fair value include marketable securities.

Subsequent events

The Company has evaluated subsequent events through February 27, 2014, which is the date the financial statements were available to be issued.

Note 3 **Deposit with clearing organization**

The Company has entered into an agreement with Sterne Agee to act as clearing agent. Net commissions earned are credited to an account in the Company's name. In connection with this agreement, the Company is required to maintain a deposit of $15,000, which is held in an interest bearing account.

Note 4 **Secured demand note receivable - member**

On August 1, 2013, the Company entered into a secured demand note agreement with a member for $237,500. The note is non interest bearing and is secured by a pledge of certain securities and cash as defined in the agreement. The member agrees that whenever the value (as determined in accordance with capital requirement rules and regulations of FINRA and of the SEC) of the pledged assets are less than the unpaid balance of the note, the member may, at its option, pledge additional collateral to bring the capital requirements value of the collateral to or above the unpaid principal balance.

Note 5 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2013 the Company's net capital was $35,885 which was $19,981 in excess of its required net capital of $15,904. The Company's aggregate indebtedness to net capital was 6.64 to 1.

Note 6 **Fair value measurements**

The Company has adopted fair value reporting for certain financial and non-financial assets and liabilities recognized or disclosed in the financial statements on a recurring basis (at least annually).

Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Accounting standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Note 6 **Fair value measurements (continued)**

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table summarizes the valuation of the Company's financial and non-financial assets at December 31, 2013:

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 2,586	$ -	$ -	$ 2,586
	$ 2,586	$ -	-	2,586

Equity securities using level 1 inputs are valued based on readily available market prices.

Note 7 **Subordinated note payable – member**

During August 2013, the Company entered in to a subordinated note payable agreement with a certain member. The borrowing amount was for $237,500, is payable on August 1, 2018, and bears interest at 6% per annum. This note is unsecured and subordinated to all present and future creditors of the Company when specifically subordinated.

The accrued interest on the note is also subordinated. The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2013, the outstanding balance of the note was $242,692, including accrued interest of $5,192.

Note 8 **Concentrations**

Cash
The Company maintains its cash balances at high-quality financial institutions. At times such cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. The Company has not experienced any losses in such accounts.

Customers
The company had three customers during the year ended December 31, 2013, which accounted for approximately 45% of revenues. There were no outstanding amounts due from these customers at December 31, 2013.

Note 9 **Note Payable - FINRA**

During the year ended December 31, 2013, the Company entered into an agreement in principle with FINRA to resolve an enforcement action regarding certain rules violations. This enforcement action totaled $325,000 and is included in the accompanying statement of operations. In connection with this agreement, the Company entered into an installment note payable agreement with FINRA. The Company paid an initial amount totaling $81,250, financing $243,750 over three years. The note provides for monthly payments of $7,450 including interest at prime plus 3% (6.25% at December 31, 2013)

The future minimum principal payment due under the terms of the agreement are as follows:

Years ended December 31,		Amount
2014	$	77,526
2015		82,523
2016		65,751
	$	225,800

Note 10 **Reserve requirement pursuant to Rule 15c3-3**

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k)(2)(ii).

MIDDLEBURY SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2013

Capital		
Members' deficit		$ (189,582)
Liabilities subordinated to claims of general creditors allowable in computation of net capital		242,692
Deductions and charges:		
Nonallowable assets:		
Other assets	(16,387)	
		(16,387)
Net capital before haircuts on security positions		$ 36,723
Haircuts on securities:		
Trading and investing securities:		(838)
Net capital		$ 35,885
Aggregate indebtedness		$ 238,558
Computation of basic net capital requirement		
Minimum net capital required		$ 15,904
Minimum dollar net capital required		5,000
Net capital requirement		15,904
Excess net capital		$ 19,981
Net capital less 10% of agreggate indebtedness		$ 12,029
Percentage of aggregate indebtedness to net capital		6.64:1

Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company's part II (unaudited) focus report	$ 35,885
Net capital per above	$ 35,885

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Middlebury Securities, LLC

In planning and performing our audit of the financial statements of Middlebury Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17(a)-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, Massachusetts
February 27, 2014

SAMET

MIDDLEBURY SECURITIES LLC

AGREED - UPON PROCEDURES

December 31, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 07 2014
Washington DC
405

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middlebury Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1043 Sheep Farm Road
(No. and Street)

Weybridge	VT	05453
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Sherman 802-458-0369
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Craig Sherman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middlebury Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page No.
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED - UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION	1 – 2
GENERAL ASSESSMENT RECONCILATION	3

SAMET

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the member of
Middlebury Securities, LLC
1043 Sheep Farm road
Weybridge, VT 05753

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Middlebury Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Middlebury Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Middlebury Securities LLC's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION(CONTINUED)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, Massachusetts
February 27, 2014

MIDDLEBURY SECURITIES LLC
d/b/a SUMMER STREET RESEARCH PARTNERS

GENERAL ASSESSMENT RECONCILATION
Year Ended December 31, 2013

General assessment	$	1,488
Add interest component		53
Add assessment balance due		240
Less payments made with SIPC-6		-
Total assessment balance		1,781
Payments made with SIPC-7 filed February 19, 2014		1,781
Overpayment carried forward	$	-

Collection agent:

Securities Investor Protection Corporation
P.O. Box 92185 Washington, D.C. 20090-2185